SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

FGX International Holdings Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title and Class of Securities)

G3396L102

(CUSIP Number)

Essilor International

147, rue de Paris

94227 Charenton-le-Pont

France

Attention: Director for Legal Affairs

and Group Development

Copy to:

Thomas W. Bark

Jones Day

222 East 41st Street

New York, NY 10017-6702

(212) 326-7815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Essilor International
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,302,776 (see Introduction and Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,302,776 (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%*
14	TYPE OF REPORTING PERSON CO

*	Based on 22,124,566 ordinary shares of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

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1	NAMES OF REPORTING PERSONS 1234 Acquisition Sub Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,302,776 (see Introduction and Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,302,776 (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%*
14	TYPE OF REPORTING PERSON CO

*	Based on 22,124,566 ordinary shares of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

CUSIP No. G3396L102	13D	4

Introduction.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of December 15, 2009 (the “Merger Agreement”), among Essilor International, a French société anonyme (“Parent”), 1234 Acquisition Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and FGX International Holdings Limited, a British Virgin Islands business company (the “Company”), and the transactions contemplated thereby. The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s ordinary shares, no par value (the “Ordinary Shares”), will be converted into the right to receive $19.75 in cash, without interest.

In connection with the execution of the Merger Agreement, Parent and Merger Sub have entered into support agreements with Berggruen Holdings North America Ltd., Berggruen Holdings, Ltd., Tarragona Trust, Alec Taylor, John H. Flynn, Jr., Anthony Di Paola, Steven Crellin and Jeffrey J. Giguere (collectively the “Company Shareholders” and the agreements, the “Support Agreements”) pursuant to which the Company Shareholders have agreed, among other things, (i) to vote their Ordinary Shares in favor of the Merger and the Merger Agreement, (ii) to waive dissenter’s or appraisal rights, and (iii) to certain restrictions on the transfer of their Ordinary Shares.

The description of the Merger Agreement and the Support Agreements is qualified in its entirety by the terms and conditions of the Merger Agreement and the Support Agreements, which are filed as Exhibits 99.2 through 99.4 hereto, and are incorporated herein by reference.

Item 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Ordinary Shares of the Company. The Company’s principal executive offices are located at 500 George Washington Highway, Smithfield, Rhode Island 02917.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Parent and Merger Sub (the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

(a) - (c) Parent is a French company with its principal executive offices located at 147 rue de Paris, 94220 Charenton-le-Pont, France. Parent is a maker of ophthalmic products and supplies.

Merger Sub is a corporation organized under the laws of Delaware and is an indirect wholly-owned subsidiary of Parent, with its principal executive offices located at 147 rue de Paris, 94220 Charenton-le-Pont, France. Merger Sub was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement.

Set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of the Reporting Persons: (1) name; (2) business address; (3) principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (4) citizenship.

(d) - (e) None of the Reporting Persons or, to the knowledge of Reporting Persons, any person named on Schedule I, has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such federal or state securities laws.

CUSIP No. G3396L102	13D	5

Item 3.	Source and Amount of Funds or Other Consideration.

No funds were required in connection with the execution and delivery of the Support Agreements. The total value of the Merger transaction, including the amount of funds required by Parent to pay the aggregate consideration pursuant to the Merger Agreement and the transactions contemplated thereby, and pay fees and expenses relating to the Merger, as well as the assumption or repayment of indebtedness, will be approximately $565 million. Parent plans to obtain the funds from existing cash resources, including current availability under its existing credit facilities.

Item 4.	Purpose of Transaction.

On December 15, 2009, the Company, Parent and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and each outstanding Ordinary Share (other than shares held by Parent or Merger Sub or any of their subsidiaries, treasury shares and dissenting shares) will be converted into the right to receive $19.75 in cash, without interest (the “Merger Consideration”). In addition, all outstanding options for Ordinary Shares will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company.

Pursuant to the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Company. If the Merger is consummated, the Ordinary Shares will no longer be traded on the NASDAQ Global Market and will be deregistered under the Act.

In connection with the execution of the Merger Agreement, Parent and Merger Sub have entered into the Support Agreements with the Company Shareholders pursuant to which the Company Shareholders have agreed (i) to vote their Ordinary Shares in favor of the Merger and the Merger Agreement, (ii) to waive dissenter’s or appraisal rights, and (iii) to certain restrictions on the transfer of their Ordinary Shares. The Support Agreements will terminate if the Merger Agreement is terminated.

Except as described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I, has current plans or proposals that would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As described in Item 4 of this Schedule 13D, as a result of the Support Agreements, the Reporting Persons may be deemed to have beneficial ownership of 7,302,776 outstanding Ordinary Shares (representing approximately 33.0% of the outstanding Ordinary Shares) owned by the Company Shareholders. All of the percentages calculated in this Schedule 13D are based upon an aggregate of 22,124,566 Ordinary Shares reported outstanding on the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

The Reporting Persons have joined in the filing of this Schedule 13D because Merger Sub is Parent’s wholly-owned subsidiary. As such, the Reporting Persons may be deemed to beneficially own the Ordinary Shares that are beneficially owned by the Parent.

The number of shares of Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 7,302,776, (iii) sole dispositive power is none, and (iv) shared dispositive power is none.

The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that the Reporting Persons, for the purpose of Section 13(d) of the Act, are the beneficial owners of any of the shares of Ordinary Shares covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

CUSIP No. G3396L102	13D	6

To the knowledge of the Reporting Persons, none of the persons named on Schedule I beneficially owns or has power to dispose of any Ordinary Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 1, 4 and 5 of this Schedule 13D and the exhibits to this Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed As Exhibits.

99.1	Joint Filing Agreement By and Among Reporting Persons

99.2	Agreement and Plan of Merger, dated as of December 15, 2009, among Parent, Merger Sub and the Company

99.3	Support Agreement, dated as of December 15, 2009, by and among Berggruen Holdings North America Ltd., Berggruen Holdings Ltd., Tarragona Trust, Parent and Merger Sub

99.4	Management Support Agreement, dated as of December 15, 2009, by and among Alec Taylor, John H. Flynn, Jr., Anthony Di Paola, Steven Crellin and Jeffrey J. Giguere, Parent and Merger Sub

CUSIP No. G3396L102	13D	7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2009

Essilor International

By:	/S/ DAVID MILAN
Name:	David Milan
Title:	Authorized Person

1234 Acquisition Sub Inc.

By:	/S/ CAROL XUEREF
Name:	Carol Xueref
Title:	Director

CUSIP No. G3396L102	13D	8

SCHEDULE I

Directors and Executive Officers of the Reporting Persons

Name	Business Address	Principal occupation or employment and address	Citizenship
Board of Directors

Xavier Fontanet	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chairman and Chief Executive Officer, Essilor International	France

Hubert Sagnières	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chief Operating Officer, Essilor International	France

Philippe Alfroid	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Retired 34, rue du Bac 75007 Paris France	France

Alain Aspect	Institut d’Optique Campus Polytechnique RD 128 91127 Palaiseau Cedex France	Director of Research at CNRS (Institut d’Optique in Orsay) Professor at Ecole Polytechnique and Institut d’Optique Campus Polytechnique RD 128 91127 Palaiseau Cedex	France

Benoît Bazin	Saint-Gobain Les Miroirs 18, avenue d’Alsace 92096 Paris La Défense Cedex France	Vice President, Director, Building Distribution Sector	France

Yves Chevillote	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Retired 72 Blvd Malesherbes 75008 Paris France	France

Bridget Cosgrave	Digital Europe	Chief Operating Officer Private address: 7, Avenue Hamoir 1180 Brussels Belgium	Ireland

CUSIP No. G3396L102	13D	9

Name	Business Address	Principal occupation or employment and address	Citizenship
Antoine Bernard de Saint-Affrique	Unilever	Executive Vice President 100 Victoria Embankment Blackfriars EC4P 4BQ London United Kingdom	France

Yves Gillet	Valoptec	Director c/o ESSILOR ESPAÑA, S.A. C/Labastida s/n 28034 Madrid Spain	France

Bernard Hours	Danone	Co-Chief Operating Officer 17, Boulevard Haussmann 75009 Paris France Mailing address: 15, rue du Helder 75439 PARIS Cedex 09 France	France

Maurice Marchand-Tonel	European American Chamber of Commerce	Chairman of the European American Chamber of Commerce (France) Private address: 11, Avenue de Suffren 75007 Paris France	France

Aïcha Mokdahi	147, rue de Paris 94220 Charenton-le-Pont France	President, Valoptec	France

Olivier Pécoux	Rothschild et Cie 23 bis avenue de Messine 75008 Paris France	Managing Partner	France

Michel Rose	Lafarge S.A. 61, rue des Belles Feuilles 75782 Paris Cedex 16 France	Retired 13, rue du Gravier 60930 Bailleul sur Therain France	France

Alain Thomas	147, rue de Paris 94220 Charenton-le-Pont France	Director, Valoptec	France

CUSIP No. G3396L102	13D	10

Officers

Thomas Bayer	147, rue de Paris, 94220 Charenton-le-Pont, France	President, Latin America	Germany

Jean Carrier-Guillomet	147, rue de Paris, 94220 Charenton-le-Pont, France	President, Essilor of America	France

Patrick Cherrier	147, rue de Paris, 94220 Charenton-le-Pont, France	President, Asia Region	France

Bertrand Roy	147, rue de Paris, 94220 Charenton-le-Pont, France	President, Europe Region	France

Laurent Vacherot	147, rue de Paris, 94220 Charenton-le-Pont, France	Chief Financial Officer	France

Carol Xueref	147, rue de Paris, 94220 Charenton-le-Pont, France	Corporate Senior Vice President, Legal Affairs and Development	Great Britain

Eric Thoreux	147, rue de Paris, 94220 Charenton-le-Pont, France	Corporate Senior Vice President, Strategic Marketing	France